Filed  by  Ashland  Inc.  pursuant  to  Rules  165  and  425 promulgated under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 promulgated under the Securities Exchange Act of 1934, as amended.

                                               SubjectCompany: Ashland Inc.
                                             Commission File No.: 001-02918

                                       (Excerpt from  transcript of Ashland
                                Inc.'s  April  25,  2005   conference  call
                                regarding  its  second  quarter  and fiscal
                                2005 earnings)
-------------------------------------------------------------------------------

                                    ***
PRESENTATION


BILL HENDERSON  - ASHLAND - DIRECTOR OF IR


 Allow me now to review corporate developments. During the quarter our debt increased by $150 million, due in part to a $148 million income tax payment and approximate $40 million increase in normal working capital items, and no cash distribution from MAP.

Cash investments decreased by $34 million during the quarter, and at the end of the March quarter MAP had $560 million in distributable cash due Ashland. Lastly, our effective tax rate is currently estimated at 38.5% for the remainder of the year. At this time, Marvin Quin will make a few comments.

                                    ***

QUESTION AND ANSWER


JEFF ZEKAUSKAS  - JP MORGAN - ANALYST


 Can you give us an update on what is happening with the MAP transaction?


MARVIN QUIN  - I - CFO


 As I think we disclosed recently, we are in discussions with both Marathon and the IRS, and at this point in time we have nothing to announce.


JEFF ZEKAUSKAS  - JP MORGAN - ANALYST


 I remember that there was a hope that the deal would close by the end of June. What relevance does that date have, and is it now likely that the deal won't close at the end of June?


 MARVIN QUIN  - ASHLAND - CFO


Clearly, closing by the end of June would be a challenge at this point in time. Not impossible, but it's a challenge. I think the relevance of that date may be less than a lot of investors place on it. From our perspective, if we are able to negotiate a transaction that we think is favorable to our shareholders, we would be inclined to extend that date. If we are unable to, we would be -- it would just terminate.

It is not terribly relevant in the sense other than the sense that it is in the existing document, the original document. It is once again, what can we negotiate? If it is attractive we would be willing to extend it.


BILL HENDERSON  - ASHLAND - DIRECTOR OF IR


And  we  would  expect  it  to  take   approximately  60  days  after  some
announcement to close the deal, approximately.


JEFF ZEKAUSKAS  - JP MORGAN - ANALYST


60 days. Again, can you remind me as to the meaning of a tax efficient transaction?


MARVIN QUIN  - ASHLAND - CFO


Yes, what we're talking about there is using the structure that was announced in March of 2004 in the Morris Trust. And we say tax efficient as opposed to nontaxable because I think we have disclosed that we were not able to get one of the tax rulings. And as a result, there would be a certain amount of taxes due related to contingent liabilities. And in addition, there would be taxes due related to our stock price now exceeding our basis of new Ashland.




JEFF ZEKAUSKAS  - JP MORGAN - ANALYST


Lastly, has the - what is the IRS is feeling about the tax efficient transaction?


MARVIN QUIN  - I - CFO


I really cannot talk about the IRS' views on matters. That is a confidential discussion between the IRS and ourselves and Marathon at this point.


JEFF ZEKAUSKAS  - JP MORGAN - ANALYST


Did it have any view in the past that you have already said?


MARVIN QUIN  - ASHLAND - CFO


I'm sorry?


JEFF ZEKAUSKAS  - JP MORGAN - ANALYST


What was your previous public view on the tax -- on the IRS' view of the tax efficient transaction?


MARVIN QUIN  - ASHLAND - CFO


As you may recall, there were a number of rulings which we requested, and we received all but one of those rulings. And that was the one related to contingent liabilities. And the IRS has stated that they will not provide that ruling.

                                    ***

JACK PASTERCHAK  - BB&T - ANALYST


Second question, with regard to the Marathon and MAP transaction, given that the IRS did not give you the initial rulings on the transaction in its initial contemplation, and given that today's announcement between Valero and Premcor sets some sort of valuation bar mark-to-market, if you will, for these types of assets anyway, why -- in a sense, couldn't you guys just move on with sort of a newer negotiation, given that changed environment that has occurred in the industry in terms of performance and now valuation over the last year since this transaction was done? Since it was initially announced it kind of seems like we are a little stuck in the mud. It is that not a fair assessment?


GARY HEMINGER  - MAP - PRESIDENT


I think it is a fair assessment. And I think as we disclosed earlier, we are looking at -- are discussing alternate transaction structures. So it is not just the original Morris Trust structured that has received our attention.


OPERATOR


Fred Leuffer of Bear Stearns.


GARY HEMINGER  - MAP - PRESIDENT


That was a key part of that answer.




FRED LEUFFER  - BEAR STEARNS - ANALYST


First, Bill, congratulations and thank you for all your help. You have done a fantastic job. I had two questions. First, Marvin, just a clarification. It sounds like regarding the MAP transaction, you are still in discussions with the IRS, meaning that you are still looking for some kind of tax-favored structured? Is that correct?


MARVIN QUIN  - ASHLAND - CFO


That has been one of the options we have been pursuing.

                                    ***

OPERATOR


John Roberts of Buckingham Research.


JOHN ROBERTS  - BUCKINGHAM RESEARCH - ANALYST


Sorry, Marvin, to keep asking you this differently. But is it fair to say that Ashland would not be inclined to extend the end of June deadline for the original price deal?


MARVIN QUIN  - ASHLAND - CFO


I don't want to go into price. Let me put it in this way. Ashland has several alternatives. One is to continue its ownership. Two, if we don't reach agreement Marathon could call our interest. In the third scenario, we could enter into some type of an agreement. We are obviously not going to enter into an agreement that we think is less favorable than the other two options.


JOHN ROBERTS  - BUCKINGHAM RESEARCH - ANALYST


You're not obligated to extend the June 30 deadline if you're unhappy with the deal?


MARVIN QUIN  - ASHLAND - CFO


Yes.
                                    ***


JOHN ROBERTS  - BUCKINGHAM RESEARCH - ANALYST


Again, Bill has done a great job but this seems to be made a peculiarly odd time to make that change, given all of the help everybody needs with the MAP transaction.

                                    ***


OPERATOR


Matt Warburton of UBS.


MATT WARBURTON  - UBS - ANALYST


Bill, all the best for the future. Two quick questions, if I may. The tax burden that you said, 148 million, was that in relation to your taxable income that obviously hasn't been distributed on MAP? So I see you also borrowed some money from MAP during the quarter. And then I have a follow-on on MAP after that.


MARVIN QUIN  - ASHLAND - CFO


The answer is yes. As an MLP -- LLP -- MAP is paying -- repaying (ph) income taxes on that income as it is recorded, not as paid.


MATT WARBURTON  - UBS - ANALYST


Secondly, Marvin, you mentioned that you continue to talk to the IRS and they're looking for a tax favored structure. And it seems to me, given the duration and given what the IRS has said to you in the past, that a tax restructure is virtually impossible, from looking at it on the outside. To what degree if the IRS come back and say we are prepared to accept a partially taxed transaction, will Ashland then return -- stick to the guns of no restrictions on use of proceeds?


MARVIN QUIN  - ASHLAND - CFO


We can't make a judgment without having specific facts available to make that judgment. The factors that are important to us are after-tax value, and it is certainly the most important. But also factors like financial flexibility and certainty of transaction would be important in that (technical difficulty) deliberation.


MATT WARBURTON  - UBS - ANALYST


So essentially you could potentially see a case where the after-tax value was preserved or even increased, given what the commentators were saying in terms of the benchmark stage -- Premcor, Valero deal, that you would accept some sort of limitations on use of proceeds?


MARVIN QUIN  - ASHLAND - CFO


Yes. It would depend on the overall -- what we thought the value of each alternative was.

                                    ***

FORWARD-LOOKING STATEMENTS
This news release contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements include those that refer to Ashland's operating performance, earnings and expectations about the MAP transaction. Although Ashland believes its expectations are based on reasonable assumptions, it cannot assure the expectations reflected herein will be achieved. These forward-looking statements are based upon internal forecasts and analyses of current and future market conditions and trends, management plans and strategies, weather, operating efficiencies and economic conditions, such as prices, supply and demand, cost of raw materials, and legal proceedings and claims (including environmental and asbestos matters) and are subject to a number of risks, uncertainties, and assumptions that could cause actual results to differ materially from those we describe in the forward-looking statements. The risks, uncertainties, and assumptions include the possibility that Ashland will be unable to fully realize the benefits anticipated from the MAP transaction; the possibility the transaction may not close including as a result of failure to receive a favorable ruling from the Internal Revenue Service or failure of Ashland to obtain the approval of its shareholders; the possibility that Ashland may be required to modify some aspect of the transaction to obtain regulatory approvals; and other risks that are described from time to time in the Securities and Exchange Commission (SEC) reports of Ashland. Other factors and risks affecting Ashland are contained in Ashland's Form 10-K, as amended, for the fiscal year ended Sept. 30, 2004, filed with the SEC and available on Ashland's Investor Relations website at www.ashland.com/investors or the SEC's website at www.sec.gov. Ashland undertakes no obligation to subsequently update or revise the forward-looking statements made in this news release to reflect events or circumstances after the date of this news release.

ADDITIONAL INFORMATION ABOUT THE MAP TRANSACTION
In connection with the proposed transaction, Ashland filed a preliminary proxy statement on Schedule 14A with the SEC on June 21, 2004 and an amended preliminary proxy statement on Schedule 14A on August 31, 2004. ATB Holdings Inc. and New EXM Inc. filed a registration statement on Form S-4, which includes a further amended preliminary proxy statement/prospectus, with the SEC on October 12, 2004. Investors and security holders are urged to read those documents and any other relevant documents filed or that will be filed with the SEC, including the definitive proxy statement/prospectus regarding the proposed transaction as they become available, because they contain, or will contain, important information. The definitive proxy statement/prospectus will be filed with the SEC by Ashland, and security holders may obtain a free copy of the definitive proxy statement/prospectus when it becomes available, and other documents filed with the SEC by Ashland, including the preliminary proxy statement at the SEC's website at www.sec.gov. The definitive proxy statement/prospectus, and other documents filed with the SEC by Ashland, including the preliminary proxy statement, may also be obtained for free in the SEC filings section on Ashland's Investor Relations website at www.ashland.com/investors, or by directing a request to Ashland at 50 E. RiverCenter Blvd., Covington, KY 41012. The respective directors and executive officers of Ashland and other persons may be deemed to be participants in solicitation of proxies in respect of the proposed transaction. Information regarding Ashland's directors and executive officers is available in its proxy statement filed with the SEC by Ashland on December 14, 2004. Investors may obtain information regarding the interests of participants in the solicitation of proxies in connection with the transaction referenced in the foregoing information by reading the definitive proxy statement/prospectus when it becomes available.

                                    ***